UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

theMaven, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88339B102

(CUSIP Number)

EAMON SMITH

TCS CAPITAL MANAGEMENT, LLC

142 West 57th Street, 11th Floor

New York, New York 10019

(212) 621-8771

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339B102

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,714,286
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,714,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,714,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IA

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CUSIP No. 88339B102

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,549
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,714,286
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,549
	10	SHARED DISPOSITIVE POWER

20,714,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,730,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 88339B102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of theMaven, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 225 Liberty Street, 27th Floor, New York, New York 10281.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”); and
(ii)	Eric Semler, who serves as the managing member of TCS Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 142 West 57th Street, 11th Floor, New York, New York 10019.

(c)       The principal business of TCS Management is serving as the investment manager of affiliated entities. The principal occupation of Mr. Semler is serving as the managing member of TCS Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Semler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of 6,000 shares of Series K Convertible Preferred Stock of the Issuer (the “Preferred Stock”) purchased by TCS Management that were subsequently converted into 15,000,000 Shares is $6,000,000. The aggregate purchase price of 5,714,286 Shares purchased by TCS Management is $4,000,000. All such securities of the Issuer were purchased with working capital of TCS Management.

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CUSIP No. 88339B102

The 16,549 Shares owned directly by Mr. Semler were awarded to him in his capacity as a director of the Issuer. Mr. Semler is no longer a director of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Semler served as a director of the Issuer from March 9, 2021 to June 8, 2021. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 230,287,723 Shares outstanding, as of May 5, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 18, 2021.

A.	TCS Management
(a)	As of the close of business on the date hereof, TCS Management directly owned 20,714,286 Shares.

Percentage: Approximately 9.0%

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CUSIP No. 88339B102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,714,286
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,714,286

(c)	TCS Management has not entered into any transactions in the Shares during the past 60 days.
B.	Mr. Semler
(a)	Mr. Semler, as the managing member of TCS Management, may be deemed to beneficially own the 20,714,286 Shares owned by TCS Management. Mr. Semler also owns directly 16,549 Shares.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 16,549
2. Shared power to vote or direct vote: 20,714,286
3. Sole power to dispose or direct the disposition: 16,549
4. Shared power to dispose or direct the disposition: 20,714,286

(c)	Mr. Semler has not entered into any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 11, 2020, TCS Management and the Issuer entered into a Securities Purchase Agreement (the “November Securities Purchase Agreement”) pursuant to which TCS Management purchased from the Issuer 6,000 shares of Preferred Stock at a per share stated value of $1,000 (the “Stated Value”). The Preferred Stock was initially convertible into Shares at a conversion rate equal to the Stated Value divided by the conversion price of $0.40. On December 18, 2020, TCS Management’s Preferred Stock automatically converted into 15,000,000 Shares. The form of November Securities Purchase Agreement is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

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CUSIP No. 88339B102

On November 11, 2020, TCS Management and the Issuer entered into a Registration Rights Agreement (the “November Registration Rights Agreement”) pursuant to which the Issuer agreed to register the Shares issuable upon conversion of TCS Management’s Preferred Stock for resale by TCS Management. The form of November Registration Rights Agreement is referenced as Exhibit 99.2 hereto and is incorporated herein by reference.

On May 20, 2021, TCS Management and the Issuer entered into a Securities Purchase Agreement (the “May Securities Purchase Agreement”) pursuant to which TCS Management purchased from the Issuer 5,714,286 Shares at a purchase price of $0.70 per Share. The form of May Securities Purchase Agreement is referenced as Exhibit 99.3 hereto and is incorporated herein by reference.

On May 20, 2021, TCS Management and the Issuer entered into a Registration Rights Agreement (the “May Registration Rights Agreement”) pursuant to which the Issuer agreed to register the Shares purchased by TCS Management under the May Securities Purchase Agreement for resale by TCS Management. The form of May Registration Rights Agreement is referenced as Exhibit 99.4 hereto and is incorporated herein by reference.

On July 9, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Form of Securities Purchase Agreement between theMaven, Inc. and TCS Capital Management, LLC, dated November 11, 2020 (incorporated herein by reference from Exhibit 10.1 to the Form 8-K filed by the Issuer on October 28, 2020).
99.2	Form of Registration Rights Agreement between theMaven, Inc. and TCS Capital Management, LLC, dated November 11, 2020 (incorporated herein by reference from Exhibit 10.2 to the Form 8-K filed by the Issuer on October 28, 2020).
99.3	Form of Securities Purchase Agreement between theMaven, Inc. and TCS Capital Management, LLC, dated May 20, 2021 (incorporated herein by reference from Exhibit 10.2 to the Form 8-K filed by the Issuer on May 25, 2021).
99.4	Form of Registration Rights Agreement between theMaven, Inc. and TCS Capital Management, LLC, dated May 20, 2021 (incorporated herein by reference from Exhibit 10.3 to the Form 8-K filed by the Issuer on May 25, 2021).
99.5	Joint Filing Agreement by and between TCS Capital Management, LLC and Eric Semler, dated July 9, 2021.

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CUSIP No. 88339B102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2021

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

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